Mail Stop 3561

July 29, 2009

Richard C. Kelly
Chairman, President and Chief Executive Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

> **Re: Xcel Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2009**
> **File No. 001-3034**

Dear Mr. Kelly:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits, Financial Statement Schedule, page 151

1. We note that you filed your $800,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.07, your $500,000,000 Credit Agreement

dated December 14, 2006 designated as Exhibit 4.33, your $700,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.46 and your $250,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.55 as instruments defining the rights of security holders under Item 601(b)(4) of Regulation S-K. Please tell us why you determined to categorize these agreements as instruments defining the rights of security holders and filed under Exhibit 4, as opposed to material contracts and filed under Exhibit 10. We further note that you did not provide all the attachments and/or exhibits to these agreements. With your next current or periodic report, please file complete copies of the agreements, including all exhibits, attachments and schedules to these agreements or advise why you are not required to file these documents.

2. For exhibits 4.14 through 4.20 please revise your exhibit index to provide a description of these exhibits.

Definitive Proxy Statement on Schedule 14A

Nominees for Directors, page 17

3. For C. Conney Burgess, Dr. Margaret R. Preska and A. Patricia Sampson, please clarify your biographical disclosures by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Largest Owners of Xcel Energy's Shares, page 23

4. We note that you have listed Messrs. Charles B. Johnson and Rupert H. Johnson under the Franklin Resources, Inc. disclosure. However, it is not clear from your disclosure whether these individuals have the ultimate voting or investment control over the shares held by Franklin Advisers, Inc. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Franklin Advisers, Inc. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Compensation Discussion and Analysis, page 25

Compensation Survey Data, page 28

5. You mention that Towers Perrin was retained to prepare an analysis and evaluation program relative to certain survey data and that you believe that the 50th percentile is reflective of the peer group of utility companies that are relevant for comparison purposes. As it would appear that you engage in benchmarking, please identify the components of the benchmarks you use,

specifically the Towers Perrin Energy Industry Executive Compensation
Database and the Towers Perrin Executive Compensation Database and Long-
Term Incentive Plan Reports. See Item 402(b)(2)(xiv) of Regulation S-K and
Question 118.05 of our Regulation S-K Compliance and Disclosure
Interpretations located at our web-site, www.sec.gov

Annual Incentives, page 30

6. You refer to the 2008 Annual Incentive Plan in the penultimate paragraph of
    this discussion. We presume that you mean to refer to the 2005 Annual
    Incentive Plan. Please revise to clarify or, if this constitutes a separate plan,
    please revise your disclosure to elaborate.

Long-Term Incentives, page 31

7. For purposes of understanding the grants of Performance-based Restricted
    Stock Units that were made in 2008, please revise to indicate at what level the
    targets were met. We note your indication that the CEO and other NEOs were
    awarded certain amounts but you have not explained how those amounts were
    arrived at. In this regard, the table you provide on page 33 would seem to be
    missing a header along the horizontal length of the table as the significance of
    the targets disclosed in the table is unclear without additional explanation.

Senior Executive Severance and Change in Control Policy, page 55

8. Please revise your disclosure to explain what constitutes termination for cause
    under your Severance Policy rather than referring readers to the policy.

Related Person Policy, page 61

9. You disclose that your Board will review and approve transactions with your
    directors, executive officers, holders of five percent or more of your common
    stock or members of their immediate family. Please revise this discussion to
    indicate how you will determine whether a related person has "material
    interest" in a transaction.

*****

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director